February 14, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Miles R. Greenberg
Chief Financial Officer
Lottery & Wagering Solutions Inc.
2250 NW 136 Avenue
Suite 103
Pembroke Pines, FL 33028

RE:	Lottery & Wagering Solutions Inc. (the "Company")
	Form 10-KSB for the fiscal year ended June 30, 2004
	Form 10-QSB for the quarterly period ended September 30, 2004 Form 8-K filed on January 6, 2005
	File No. 000-22191

Dear Mr. Greenberg:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.
Form 10-KSB for the year ended June 30, 2004

Item 3 - Legal Proceedings, page 8

1. Please revise your discussion of your other routine litigation involving SLC which are pending in Surname to provide an assessment regarding their potential impact on your financial statements taken as a whole. Your revised discussion should indicate their potential impact on your results of operations and liquidity in addition to their possible impact on your financial position.

Item 6 - Management`s Discussion and Analysis

- Results of operations for the year ended June 30, 2004 as compared with the year ended June 30, 2003 , page 11

- Foreign Income Taxes

2. Please tell us in detail the nature of the $104,000 over
accrual
of income tax and whether this amount was material to either of your
consolidated financial statements for the fiscal ended June 30,
2004
and 2003. If so, tell us why you believe this was not an error for which an amended Form 10-KSB would be required to be filed. If the overstatement of income tax expense in fiscal 2003 and subsequent reversal in fiscal 2004 were not material to the consolidated financial statements for fiscal 2003 and/or fiscal 2004, please revise future filings to specifically state so in the MD&A and within your notes to the consolidated financial statements.

- Liquidity and Capital Resources, page 14

3. Reference is made to the last sentence in the penultimate paragraph. Please expand your discussion to include the sources of capital the Company believes it has available to meet both its short
and long-term needs in the future. You revised disclosure should also discuss any material commitments for capital or other
expenditures that will have material impact on liquidity.   Merely
stating that you have adequate resources to meet your short-term cash requirements is insufficient unless no additional more detailed or nuanced information is material. In particular, such a statement would be insufficient if there are any known trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity. Please revise future filings accordingly. Refer to section IV of FR-72.


Item 9 - Directors and Executive Officers of the Registrant
- Audit Committee, page 19

4. Pursuant to Item 401(e)(1)(iii) of Regulation S-B, you are required to explain why you do not have an audit committee financial expert. Accordingly, please revise future filings to include the reason(s) why you do not have an audit committee financial expert.

Consolidated Balance Sheets, page F-4

5. Reference is made to the Sakhalin Development Cost asset on your
consolidated balance sheet.   It appears from the disclosure in
note
3 concerning the current negotiations to sell the remaining
property
that classification of this asset as "held for sale" on your consolidated balance sheet may be appropriate under the guidance in
paragraph 30 of SFAS 144.    If the asset is classified as "held
for
sale" then the asset should be measured at the lower of its
carrying
value or fair value less cost to sell in accordance with paragraph
34
of SFAS 144.    In this regard, an assessment of fair value less
cost
would be required at each balance sheet.    Please advise and
revise
as applicable.

6. You present dividends payable, minority interest under current liabilities on the face of the consolidated balance sheets; however, little if any information has been provided in the notes to the financial statements regarding these amounts. Please supplementally explain in detail and disclose in your notes the nature of the dividends payable, minority interest of $1,690,492 and $753,173 as of
June 30, 2004 and 2003, respectively. Specifically disclose when the dividends were declared and are going to be paid. State the amount per share and in the aggregate for each class of shares on the face of your consolidated statements of stockholders` equity.

Consolidated Statements of Operations

7. We note that you present the reserve for impairment of Sakhalin Development costs of $300,000 as other (expense) income on the face on the consolidated statements of operations. Pursuant to paragraph
25 of SFAS No. 144, an impairment loss recognized for a long-lived asset to be held and used shall be included in income from continuing operations before income taxes in the income statement. Accordingly, please revise your classification of the impairment of Sakhalin Development costs to be included as part of continuing operations rather than other (expense) income.


Consolidated Statements of Stockholders` Equity, page F-6

8. We note that you repurchased shares of common stock from various parties during fiscal 2004 and 2003. To the extent these shares are not repurchased for constructive retirement (i.e. no treasury stock account), we would expect these shares to be accounted for as treasury stock under the cost method. If the shares were repurchased for constructive retirement, then we would expect the repurchase amount in excess of par to be charged against retained earnings on the face of your consolidated statement of equity. In either situation, no portion of the repurchase would be accounted for as additional paid in capital (presuming the original sales price and issuance of the common stock was at an amount greater than par value). In this regard, explain why you believe your treatment is appropriate and tell us the accounting guidance you relied upon. Alternatively, you may revise your presentation accordingly.

Note 1 - Summary of Significant Accounting Policies, page F-12

9. Please expand your accounting policy disclosures to explain how you evaluate your cost method investments (i.e. Investment in PLC) for other than temporary declines in value.

Consolidated Statements of Cash Flows, page F-9
Note 5 - Property, Equipment and Leasehold Improvements, page F-18

10. We note the approximate $300,000 decrease in depreciation and amortization expense in fiscal 2004 from the approximate $750,000
expense in prior fiscal years.   It is unclear to us why the
amount
of expense significantly decreased when the gross asset balance has
increased through additions (with no sales) in the last two fiscal
years.   You should expand your MD&A to discuss the reason and
amounts for this significant change in expense that materially
impacted your results of operations.   Furthermore, if their was
any
change in estimated useful lives for these assets, the notes to the
consolidated financial statements should provide reasons that justify
the change in estimate as well as disclosure on the quantified effect
of a change required by paragraph 33 of APBO 20.    Please revise
accordingly.

Form 8-K filed on January 6, 2005

11. In light of the recent events described in your Form 8-K, please quantify and disclose in future filings the impact of the eviction from the Hotel Plaza in Suriname from which the majority of your casino operations were conducted, to future operations and your consolidated financial statements as a whole. Your added disclosures should address any potential loss in revenue and impairment of leasehold improvements and other related assets taken out of service which were directly attributed to the eviction from the Plaza Hotel in Suriname. We would expect the impact of events to be discussed at length in your MD&A, and liquidity and capital resource sections of the document and elsewhere as appropriate.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *


You may contact Jean Yu at (202) 824-5421 or Joe Foti, Senior
Assistant Chief Accountant, at (202) 942-1952 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant
??

??

??

??

Miles R. Greenberg
Lottery & Wagering Solutions
February 14, 2005
Page 1